SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               Refac Optical Group
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    758960108
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                                 (CUSIP Number)


                              Mr. Steven E. Berman
                      Palisade Capital Management, L.L.C.
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                  March 6, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 6)

CUSIP No.  758960108                                           Page 2 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049

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    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                       (b)  |X|

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    3      SEC Use Only

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    4      Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                         Not Applicable

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    6      Citizenship Or Place Of Organization:  New Jersey

--------------------------------------------------------------------------------
     Number Of           7     Sole Voting Power               15,803,315
       Shares
--------------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned By
--------------------------------------------------------------------------------
        Each             9     Sole Dispositive Power          15,803,315
     Reporting
--------------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           15,804,895*
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           87.68%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IA
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* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of Palisade Concentrated Equity Partnership, L.P. ("PCEP"), the direct owner of 15,803,315 shares of common stock of Refac Optical Group (the "Company"). Palisade Concentrated Holdings, LLC ("PCH") serves as General Partner of PCEP. Certain members of Palisade are also members of PCH and limited partners in PCEP. In addition to the amounts reported in rows 7 and 9, row 11 includes 1,580 shares of common stock of the Company owned by Steven E. Berman, a principal of Palisade. Palisade does not have voting or dispositive power over any of such 1,580 shares and disclaims beneficial ownership thereof. Palisade disclaims membership in a "group" with Steven E. Berman or Dennison T. Veru, a principal of Palisade, for purposes of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

CUSIP No.  758960108                                           Page 3 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification No. 22-3699993

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    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                       (b)  |X|

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                         Not Applicable

--------------------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
     Number Of           7     Sole Voting Power               15,803,315
       Shares
--------------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned By
--------------------------------------------------------------------------------
        Each             9     Sole Dispositive Power          15,803,315
     Reporting
--------------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           15,804,895*
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           87.68%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           PN
--------------------------------------------------------------------------------

* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the direct owner of 15,803,315 shares of Company common stock. PCH serves as General Partner of PCEP. Certain members of Palisade are also members of PCH and limited partners in PCEP. In addition to the amounts reported in rows 7 and 9, row 11 includes 1,580 shares of common stock of the Company owned by Steven E. Berman, a principal of Palisade. Palisade does not have voting or dispositive power over any of such 1,580 shares and disclaims beneficial ownership thereof. PCEP disclaims membership in a "group" with Steven E. Berman or Dennison T. Veru, a principal of Palisade, for purposes of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

CUSIP No.  758960108                                           Page 4 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           Palisade Concentrated Holdings, L.L.C./I.R.S. Identification No. 22-3699991

--------------------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                       (b)  |X|

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                         Not Applicable

--------------------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
     Number Of           7     Sole Voting Power               15,803,315
       Shares
--------------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned By
--------------------------------------------------------------------------------
        Each             9     Sole Dispositive Power          15,803,315
     Reporting
--------------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           15,804,895*
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           87.68%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           OO
--------------------------------------------------------------------------------

* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the direct owner of 15,803,315 shares of Company common stock. PCH serves as General Partner of PCEP. Certain members of Palisade are also members of PCH and limited partners in PCEP. In addition to the amounts reported in rows 7 and 9, row 11 includes 1,580 shares of common stock of the Company owned by Steven E. Berman, a principal of Palisade. Palisade does not have voting or dispositive power over any of such 1,580 shares and disclaims beneficial ownership thereof. PCH disclaims membership in a "group" with Steven E. Berman or Dennison T. Veru, a principal of Palisade, for purposes of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

CUSIP No.  758960108                                           Page 5 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           Dennison T. Veru

--------------------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                       (b)  |X|

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source Of Funds (See Instructions): Not Applicable

--------------------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                         Not Applicable

--------------------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  USA

--------------------------------------------------------------------------------
     Number Of           7     Sole Voting Power               15,803,315
       Shares
--------------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned By
--------------------------------------------------------------------------------
        Each             9     Sole Dispositive Power          15,803,315
     Reporting
--------------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           15,804,895*
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           Not Applicable
--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           87.68%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IN
--------------------------------------------------------------------------------

* Includes 15,803,315 shares of Company common stock owned by PCEP and 1,580 shares of Company common stock owned by Steven E. Berman, a principal of Palisade. Mr. Veru disclaims beneficial ownership over all of such 15,804,895 shares Mr. Veru also disclaims membership in any "group" with Mr. Berman or Palisade for purposes of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

CUSIP No.  758960108                                           Page 6 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           Steven E. Berman

--------------------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                       (b)  |X|

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source Of Funds (See Instructions): PF

--------------------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                         Not Applicable

--------------------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
     Number Of           7     Sole Voting Power               1,580
       Shares
--------------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power             15,803,315*
      Owned By
--------------------------------------------------------------------------------
        Each             9     Sole Dispositive Power          1,580
     Reporting
--------------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power        15,803,315*
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           15,804,895*
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           87.68%*
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IN
--------------------------------------------------------------------------------

* Includes 15,803,315 shares of Company common stock owned by PCEP, of which Mr. Berman disclaims beneficial ownership.

This Amendment No. 10 amends and supplements Amendment No. 9 to the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Palisade, PCH (PCEP), Steven E. Berman and Dennison T. Veru on August 22, 2005.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following language at the end thereof:

         "On March 6, 2006, pursuant to the Agreement and Plan of Merger (the "OptiCare Merger Agreement"), dated as of August 22, 2005, as amended, by and among the Company, OptiCare Health Systems, Inc., a Delaware corporation ("OptiCare") and OptiCare Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Palisade received 3,741,509 shares of the Company's common stock in exchange for 98,858,838 shares of OptiCare common stock. On the same date, pursuant to the Agreement and Plan of Merger (the "USV Merger Agreement"), dated as of August 22, 2005, as amended, by and among the Company, U.S. Vision, Inc., a Delaware corporation ("USV"), and USV Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, PCEP received 5,756,999 shares of the Company's common stock in exchange for 13,902,439 shares of USV common stock."

Item 4.       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following language at the end thereof:

         "On March 6, 2006, pursuant to the OptiCare Merger Agreement, PCEP received 3,741,509 shares of the Company's common stock in exchange for 98,858,838 shares of OptiCare common stock. On the same date, pursuant to the USV Merger Agreement, PCEP received 5,756,999 shares of the Company's common stock in exchange for 13,902,439 shares of USV common stock."

Item 5.       Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         As of March 6, 2006, PCEP directly owns 15,803,315 shares of the Company's common stock, of which it has sole voting and dispositive power.

         Steven E. Berman directly owns 1,580 shares of the Company's common stock. He has the sole voting and dispositive power over his 1,580 shares. Mr. Berman, as principal of Palisade, has shared voting and dispositive power over the 15,803,315 shares directly held by PCEP, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

         Dennison T. Veru, a principal of Palisade, does not directly own any shares, and disclaims beneficial ownership of the shares directly owned by PCEP and Mr. Berman. Mr Veru has shared voting and dispositive power over the 15,803,315 shares directly held by PCEP, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

         On a combined basis, the reporting persons beneficially own 15,804,895 or 87.68% of the outstanding shares.

         On March 6, 2006, pursuant to the OptiCare Merger Agreement, PCEP received 3,741,509 shares of the Company's common stock in exchange for 92,858,838 shares of OptiCare common stock. On the same date, pursuant to the USV Merger Agreement, PCEP received 5,756,999 shares of the Company's common stock in exchange for 13,902,439 shares of USV common stock. Except as described herein, no reporting person or entity controlled by the reporting persons has traded shares of the Company's common stock in the past 60 days.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    PALISADE CAPITAL MANAGEMENT, L.L.C.

                                    By:  /s/ Steven E. Berman
                                         -------------------------------
                                         Steven E. Berman, Member


                                    PALISADE CONCENTRATED HOLDINGS, L.L.C.,
                                    General Partner

                                    By:  /s/ Steven E. Berman
                                         -------------------------------
                                         Steven E. Berman, Member


                                    PALISADE CONCENTRATED EQUITY PARTNERSHIP,
                                    L.P.

                                    By:  PALISADE CONCENTRATED HOLDINGS,
                                         L.L.C., General Partner

                                    By:  /s/ Steven E. Berman
                                         -------------------------------
                                         Steven E. Berman, Member


                                    /s/ Steven E. Berman
                                    -------------------------------
                                    Steven E. Berman



                                    /s/ Dennison T. Veru
                                    -------------------------------
                                    Dennison T. Veru